

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Amit Walia
Chief Executive Officer
Informatica Inc.
2100 Seaport Boulevard
Redwood City, California 94063

> **Re: Informatica Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 7, 2021**
> **CIK No. 0001868778**

Dear Mr. Walia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Unaudited Pro Forma Consolidated Financial Statements
Note 3. Adjustments to Unaudited Pro Forma Consolidated Statement of Operations, page 90

1. Your disclosure on page 80 indicates that you granted options after June 30, 2021. Please disclose any compensation expense associated with these options that will be recognized upon completion of the offering.

2. We note that your pro forma financial statements include adjustments to reflect the repayment of a portion of your First Lien Credit Agreement and the full amount of your Second Lien Credit Agreement and the removal of the historical interest expense and

amortization of debt issuance costs and discounts relating to this debt. Tell us how you also considered including adjustments to reflect any losses relating to the write off of unamortized debt issuance costs and discounts associated with the prepayment, and the 2% prepayment penalty. To the extent any expenses, losses and related tax effects will not recur beyond 12 months after the transaction, please disclose this in the notes. Refer to Rule 11-02 (a)(11) of Article 11.

3. We note your disclosure on page 124 that you intend to refinance the term loans under the existing First Lien Credit Agreement. Tell us how you considered including adjustments to your pro forma income statement to reflect any losses from refinancing, additional interest expense, and additional amortization of debt issuance costs and debt discounts relating to this refinancing. Refer to Rule 11-01(a)(8) of Article 11. To the extent any expenses, losses and related tax effects will not recur beyond 12 months after the transaction, please disclose this in the notes. Refer to Rule 11-02 (a) (11) of Article 11.

Audited Financial Statements of Ithacalux Topco S.C.A
Note 14. Stockholders Equity and Deferred Compensation
Option Awards Activity, page F-51

4. Please disclose the weighted average fair value of your shares used in the determination of the fair value of your options granted during the six months ended June 30, 2021. Please also disclose the unrecognized compensation expense relating to all outstanding awards as of June 30, 2021.

Notes to Consolidated Financial Statements
22. Subsequent Events (Unaudited), page F-66

5. Please disclose the number of options issued after June 30, 2021 and the unrecognized compensation expense associated with these options.

 You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding the comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey D. Saper